SO 3/5/03

03012015

SECURITI[illegible] ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 153

SEC FILE NUMBER
8- 50865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American National Municipal Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23291 Ventura Boulevard
(No. and Street)

Woodland Hills,	California	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ford 800-777-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Ford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American National Municipal Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

STEPHEN A. TRAMONTANA
COMM. #1350472
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN NATIONAL MUNICIPAL CORPORATION

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

23291 Ventura Blvd.
Woodland Hills, CA 91364-1002

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
American National Municipal Corporation
Woodland Hills, California

I have audited the accompanying statement of financial condition of American National Municipal Corporation as of December 31, 2002 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of American National Municipal Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of American National Municipal Corporation as of December 31, 2002 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, CPA

Los Angeles, California
January 16, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		
Checking		$ 46,601
Money market		8,868
Total cash		55,469
Commissions receivable		26,223
Other receivable		0
TOTAL ASSETS		$ 81,692

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 7,681
Accrued expenses		32,000
Commissions payable		23,601
TOTAL LIABILITIES		63,282
STOCKHOLDERS' EQUITY		
Common stock, $0 par value, 1,000,000 shares authorized; 0 shares outstanding	$ 0	
Paid-in capital	28,135	
Retained earnings	(9,725)	18,410
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 81,692

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Fees and commissions	$	453,416
Other income		306
TOTAL REVENUES		453,722
OPERATING EXPENSES - see page 8		467,993
LOSS BEFORE INCOME TAX PROVISION		(14,271)
INCOME TAX PROVISION		800
NET LOSS	$	(15,071)

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Deficit	Total
Balance, December 31, 2001	0	$ 0	$ 28,135	$ 5,346	$ 33,481
Net Income (Loss)				(15,071)	(15,071)
Balance, December 31, 2002	0	$ 0	$ 28,135	$ (9,725)	$ 18,410

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net loss	$	(15,071)
Changes in operating assets and liabilities:		
Commissions receivable		24,059
Other receivable		1,884
Accounts payable		3,760
Accrued liabilities		29,903
Commissions payable		(21,653)
Net cash provided in operating activities		22,882
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Paid in capital		0
Net increase in cash		22,882
Cash at beginning of year		32,587
Cash at end of year	$	55,469
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
American National Municipal Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b). The Company is a California corporation incorporated on February 1, 1996, and became a member of the NASD in 1998. The Company intends to introduce and forward, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company does not intend to hold funds or securities for or owe funds or securities to customers.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company files its corporate income tax on the cash basis resulting in a deferred tax principally measured by the timing difference in the reporting as taxable income the accounts receivable and accounts payable. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

NOTE 4 - RELATED PARTY

The Company's majority shareholder and principal bond trader, who operates as a sole proprietor, pays all the company's indirect expenses such as rent, telephone, office supplies, etc.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

American National Municipal Corporation
Woodland Hills, California

My report on my audit of the basic financial statements of American National Municipal Corporation for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 16, 2003

10680 WEST PICO BOULEVARD. SUITE 260. LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES. CA 90027-1442
PHONE (323) 669-0545 FAX (323) 659-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

AMERICAN NATIONAL MUNICIPAL CORPORATION
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2002

OPERATING EXPENSES

Clearing broker fees	$	29,447
Commission expense		390,184
Consulting services		12,500
Professional services		9,028
Miscellaneous		26,834
TOTAL OPERATING EXPENSES	$	467,993

See Accompanying Notes to Financial Statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	18,410
Less: non allowable assets		0
NET CAPITAL	$	18,410

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 12.5% of net aggregate indebtedness	$	7,910
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	7,910
EXCESS CAPITAL	$	10,500
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	12,082

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	63,282
Percentage of aggregate indebtedness to net capital		344%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	18,409
Increase in accrued expenses		0
Rounding		1
NET CAPITAL PER AUDITED REPORT	$	18,410

See accompanying notes to financial statements

PART II

AMERICAN NATIONAL MUNICIPAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
American National Municipal Corporation
Woodland Hills, California

In planning and performing my audit of the financial statements of American National Municipal Corporation (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

Board of Directors
American National Municipal Corporation
Woodland Hills, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 16, 2003